SUKAD PROJECT PORTFOLIO MANAGEMENT SOLUTIONS, CORP

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To the Board of Directors
SUKAD Project Portfolio Management Solutions, Corp
Houston, Texas

We have reviewed the accompanying financial statements of SUKAD Project Portfolio Management Solutions, Corp, which comprise the balance sheet as of December 31, 2019, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
December 11, 2020

SUKAD PROJECT PORTFOLIO MANAGEMENT SOLUTIONS, CORP
BALANCE SHEET
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	53,953
TOTAL CURRENT ASSETS		53,953
OTHER ASSETS		
Intangible assets		1,429
		1,429
TOTAL ASSETS	$	55,382

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	197
TOTAL CURRENT LIABILITIES		197
LONG-TERM LIABILITIES		
Convertible notes		150,050
TOTAL LONG-TERM LIABILITIES		150,050
TOTAL LIABILITIES		150,247
SHAREHOLDERS' EQUITY		
Common stock, see note 4		54
Additonal paid-in capital		46
Shareholders' equity		(94,965)
TOTAL SHAREHOLDERS' EQUITY		(94,865)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	55,382

See independent accountant's review report and accompanying notes to financial statements.

SUKAD PROJECT PORTFOLIO MANAGEMENT SOLUTIONS, CORP
STATEMENT OF INCOME
DECEMBER 31, 2019

REVENUES	$ -
COST OF GOODS SOLD	-
GROSS PROFIT	-
OPERATING EXPENSES	
Advertising and marketing	8,634
Consulting	2,999
Contractors	64,304
Dues and subscriptions	517
General and administrative	8,535
Meals and entertainment	1,080
Software	6,396
Travel	2,513
TOTAL OPERATING EXPENSES	94,978
NET OPERATING INCOME	(94,978)
OTHER INCOME/(EXPENSES)	
Interest income	13
TOTAL OTHER INCOME/(EXPENSES)	13
NET LOSS	$ (94,965)

See independent accountant's review report and accompanying notes to financial statements.

SUKAD PROJECT PORTFOLIO MANAGEMENT SOLUTIONS, CORP
STATEMENT OF EQUITY
DECEMBER 31, 2019

	Common Stock		Additional	Retained Earnings	
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, JUNE 12, 2019 (INCEPTION)			-	$ -	$ -
Issuance of common stock	5,420,000	54	46	-	$ 100
Net loss	-	-	-	(94,965)	$ (94,965)
ENDING BALANCE, DECEMBER 31, 2019	5,420,000	$ 54	$ 46	$ (94,965)	$ (94,865)

See independent accountant's review report and accompanying notes to financial statements.

SUKAD PROJECT PORTFOLIO MANAGEMENT SOLUTIONS, CORP
STATEMENT OF CASH FLOWS
DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$ (94,965)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in liabilities:	
Accounts payable	197
CASH USED FOR OPERATING ACTIVITIES	(94,768)

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used for intangible assets	(1,429)
CASH USED FOR INVESTING ACTIVITIES	(1,429)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of convertible notes	150,050
Issuance of common stock	100
CASH PROVIDED BY FINANCING ACTIVITIES	150,150
NET INCREASE IN CASH	53,953
CASH AT INCEPTION	-
CASH AT END OF YEAR	$ 53,953

CASH PAID DURING THE YEAR FOR:

INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
SUKAD Project Portfolio Management Solutions, Corp (the "Company") was incorporated in the State of Delaware on June 12, 2019. The Company has developed the URUK PPM Platform that assists organizations in planning, executing, and completing projects successfully. Additionally, the Company has developed multiple training programs and courses related with project management.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 in unknown and cannot be reasonably estimated as of December 31, 2019.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of its website. Intangible assets are amortized over fifteen years. Amortization expense for the period ending December 31, 2019, was nil.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Texas.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Fair Value of Financial Instruments (continued)
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, the Company had recognized sales of nil.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2.   <u>Commitments and Contingencies</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>Convertible Notes</u>

The Company has issued several promissory notes. In 2019, thirteen promissory notes were issued for a total of $150,050 with 0% APRs, discount rates of 25% and maturity dates in 2022.

4.   <u>Equity</u>

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2019, 5,420,000 shares have been issued and are outstanding.

See independent accountant's review report.

5.   <u>**Subsequent Events**</u>

In 2020, the Company issued five convertible notes for $74,866, with 0% to 5% interest rates and a maturity dates in 2022, discount rates of 20% and valuation caps of $10,000,000.

During 2020, the Company has issued an additional 111,667 shares of its common stock. Additionally, 1,000,000 shares of common stock have been returned to the Company.

The Company has evaluated subsequent events through December 11, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.